UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                 I.I.S. Intelligent Information Systems Limited
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                                (Name of Issuer)

                  Ordinary Shares, par value NIS .003 per share
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                         (Title of Class of Securities)

                                    449633205
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                                 (CUSIP Number)

                            Steven F. Wasserman, Esq.
                         Berlack Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                              As of March 16, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 449633205                                          Page 2 of 4 Pages
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     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Europlan Trust Company Ltd.
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [_]
                                                                (b) [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
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                          5           SOLE VOTING POWER

     NUMBER OF
                                      887,145
      SHARES       -------------------------------------------------------------
                          6           SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                         887,145
                   -------------------------------------------------------------
       EACH               7           SOLE DISPOSITIVE POWER

    REPORTING
                                      887,145
      PERSON       -------------------------------------------------------------
                          8           SHARED DISPOSITIVE POWER
       WITH
                                      887,145
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        887,145
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                                                    [-]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.76%
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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

Item 1.
              (a)   Name of Issuer:
                    I.I.S. Intelligent Information Systems Limited.

              (b)   Address of Issuer's Principal Executive Offices:
                    33 Jabotinsky Street, Ramat Gan, Israel.

Item 2.
              (a)   Name of Person Filing:
                    Europlan Trust Company Ltd.

              (b)   Address of Principal Business Office or, if none, Residence:
                    Lister House, The Parade, St. Helier, Jersey, JE2 3QQ.

              (c)   Citizenship:
                    Jersey, Channel Islands.

              (d)   Title of Class of Securities:
                    Ordinary Shares, par value NIS .003 per share.

              (e)   CUSIP Number:
                    449633205.

Item 3.

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership.

         During the period from March 16, 2001 to March 28, 2001, the reporting person purchased an aggregate of 887,145 Ordinary Shares, at $2.37 per share.

         The reporting person's beneficial ownership is as follows:

              (a)   Amount beneficially owned:  887,145.
              (b)   Percent of class:  9.76%.
              (c)   Number of shares as to which the person has:
                    (i)   Sole power to vote or to direct the vote:  887,145.
                    (ii)  Shared power to vote or to direct the vote  887,145.
                    (iii) Sole power to dispose or to direct the disposition of
                          887,145.
                    (iv) Shared power to dispose or to direct the disposition of 887,145.

Item 5.  Ownership of Five Percent or Less of a Class.

         This Schedule 13G is not being filed to report that the reporting person has ceased to be the owner of more than 5% of the outstanding Ordinary Shares of the Company.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Stoneleigh, a corporation formed and existing under the laws of the British Virgin Islands, and Ormond Trust, a grantor trust registered in Jersey, Channel Islands, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of I.I.S. Intelligent Information Systems Limited, the acquisition of which is reported on this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         This Schedule 13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.  Identification and Classification of Members of the Group.

         This Schedule is not being filed by a group pursuant to Rule 13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         (b) This Schedule 13G is being filed pursuant to Rule 13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 6, 2001


                                       /s/ Michael Dee
                                       -------------------------------
                                       Name:  Michael Dee
                                       Title: Director


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